UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40905

TRISTAR ACQUISITION I CORP.

(Exact name of registrant as specified in its charter)

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

(781) 640-4446

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Ordinary Share, par value $1 per share, and one-half of one Redeemable Warrant

Ordinary Shares, par value $1 per share

Warrant, each whole warrant exercisable for one Ordinary Share for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Ordinary Share, par value $1 per share, and one-half of one Redeemable Warrant: 0

Ordinary Shares, par value $1 per share: 1

Warrant, each whole warrant exercisable for one Ordinary Share for $11.50 per share: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Tristar Acquisition I Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 12, 2024	TRISTAR ACQUISITION I CORP.

	By:	/s/ Cong Shi
	Name:	Cong Shi
	Title:	Director